FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Fee Waiver and Expense Reimbursement Agreement (the “Agreement”) is made as of the 1st day of May 2021 between The Needham Funds, Inc., a Maryland corporation (the “Fund”), on behalf of each of the portfolios (each, a “Portfolio”) of the Fund set forth on Schedule A hereto, and Needham Investment Management L.L.C., a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Fund, dated October 21, 2004, re-executed as of October 21, 2014 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Portfolio, and for which it is compensated based on the average daily net assets of the Portfolio; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to have the Adviser waive a portion of its fee due under the Advisory Agreement, and/or to otherwise reimburse Portfolio expenses, as set forth below.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver/Expense Reimbursement by the Adviser.  For the respective periods set forth on Schedule A hereto, if the aggregate direct expenses of a Portfolio share class, exclusive of taxes, interest, brokerage, dividends on short positions, fees and expenses of “acquired funds” (as defined in Form N-1A) and extraordinary items but including the management fee stated in the Advisory Agreement, exceed the percentage of the value of the class’s average daily net assets on Schedule A hereto (the “Expense Cap”), the Adviser will reimburse such excess expense and, as necessary, waive management fees; provided, however, that, if the reimbursement of such expenses and/or the waiver of such management fees would result in different classes of a Portfolio paying different management or custodial fees (or other expenses related to the management of the Portfolio’s assets), the Adviser shall waive and/or reimburse such management or custodial fees (or other expenses related to the management of the Portfolio’s assets) to the extent necessary to eliminate such difference.

2.
Reimbursement of Fees and Expenses.  The Adviser has a right to receive from each Portfolio class reimbursement for fee waivers and/or expense reimbursements made pursuant to this Agreement for a period of up to 36 months (the “Reimbursable Period”) from the time of any waiver or reimbursement made pursuant to Section 1 hereof, provided that after giving effect to such reimbursement Total Annual Fund Operating Expenses (as used in Form N-1A) (exclusive of taxes, interest, brokerage, dividends on short positions, fees and expenses of “acquired funds” (as defined in Form N-1A) and extraordinary items but including the management fee stated in the Advisory Agreement) do not exceed the lesser of the Expense Cap in effect (i) at the time of the waiver or reimbursement or (ii) at the time of recoupment, during each 12-month period ended April 30 in the Reimbursable Period.

3.
Amendment; Assignment.  This Agreement can only be amended by agreement of the Fund, upon approval or ratification by the Fund’s Board of Directors, and the Adviser to lower the Expense Cap. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

4.
Duration and Termination.  This Agreement shall supersede that certain Fee Waiver and Expense Reimbursement Agreement by and between the Fund and the Adviser dated as of June 1, 2020.  This Agreement, except Section 2 hereof, shall automatically terminate in the event of termination of the Advisory Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE NEEDHAM FUNDS, INC.	NEEDHAM INVESTMENT MANAGEMENT L.L.C.
By: /s/ James W. Giangrasso	By: /s/ James W. Giangrasso
Name: James W. Giangrasso	Name: James W. Giangrasso
Title: Secretary and Treasurer	Title: Chief Financial Officer

SCHEDULE A

	Maximum Total Annual Fund Operating Expenses (as a percentage of average daily net assets)

Name of Portfolio	Retail Class Shares	Institutional Class Shares

	Until April 30, 2022	Until April 30, 2022

Needham Growth Fund	1.95%	1.40%
Needham Aggressive Growth Fund	1.85%	1.18%
Needham Small Cap Growth Fund	1.85%	1.18%